EXHIBIT 12.1

Avid Bioservices, Inc.

Statement Regarding Computation of Ratios

	Fiscal Year Ended April 30,					Six Months Ended
	2013	2014	2015	2016	2017	October 31, 2017
	(in thousands)
Earnings:
Pretax loss from operations	$(29,780)	$(35,362)	$(50,358)	$(55,652)	$(28,159)	$(13,829)
Add: fixed charges per below	2,219	389	528	794	1,753	855
Total earnings available for fixed charges	$(27,561)	$(34,973)	$(49,830)	$(54,858)	$(26,406)	$(12,974)
Fixed Charges:
Interest expense	46	1	–	–	6	4
Loss on extinguishment of debt	1,696	–	–	–	–	–
Interest component of rent expense (1)	477	388	528	794	1,747	851
Total fixed charges	$2,219	$389	$528	$794	$1,753	$855
Series E preferred stock dividends (2)	–	401	3,696	4,484	4,640	2,523
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(29,780)	$(35,763)	$(54,054)	$(60,136)	$(32,799)	$(16,352)
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(1)	Represents the portion of rental expense from operating leases that is estimated by us to be representative of interest.
(2)	We did not pay any dividends on preferred stock and no preferred stock was outstanding during the fiscal year ended April 30, 2013.